Exhibit 99.1
For immediate release
December 14, 2006	(publié également en français)

Petro-Canada’s Production Expected to Increase in 2007;
Capital Program Focused on Long-Life Assets

Highlights

•	Upstream production growing approximately 15% over 2006 levels
•	$4.1 billion capital program planned, up 15% over 2006
•	Capital expenditures focused on projects that provide long-term sustainable cash flow

Calgary - Petro-Canada’s Board of Directors approved a capital and exploration expenditure program totalling $4.1 billion for 2007, an increase of 15% compared with the program in 2006.

The 2007 capital program includes $2.6 billion directed to growth projects, exploration and new venture developments, a 37% increase in this category compared with 2006. Petro-Canada expects to invest $1 billion to replace reserves in core areas, $400 million to enhance existing assets and to improve profitability in the base business, and $100 million to comply with new regulations. The 2007 capital expenditure program is expected to be funded primarily from cash flow.

“Next year is an important year for us with a strong boost in upstream production growth,” said Ron Brenneman, president and chief executive officer. “Our upstream production forecast for 2007 includes the full year impact of having big projects like White Rose and the Syncrude expansion on-stream, as well as the startup of Buzzard.”

Petro-Canada’s upstream production is expected to increase significantly in 2007 and be in the range of 390,000 barrels of oil equivalent per day (boe/d) to 420,000 boe/d. The planned growth in 2007 production is largely due to the ramp up of projects such as Buzzard, De Ruyter and L5b-C in the North Sea, the full year impact of production from the Syncrude Stage III expansion and the return of Terra Nova. Production for the full year of 2006 is expected to be at the low end of the range of 345,000 boe/d to 360,000 boe/d, in line with previous guidance.

“Our plans call for one large project coming on-stream in each of the next several years,” said Brenneman. “Many of these are the type of long-life projects we’ve been deliberately adding to our portfolio during the last few years. So we’re building a strong base of sustainable earnings and cash flow.”

As the Company looks beyond 2007, annual capital programs are expected to be in the range of $4 billion to $5 billion for the next few years, reflecting investment in the next wave of profitable growth projects. Based on the Company's view of the business environment, it is anticipated that funding of the capital expenditure programs will be from cash flow and by using balance sheet strength. It is expected that debt levels and ratios will remain well within target ranges.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Petro-Canada’s common shares trade on the Toronto Stock Exchange (TSX) under the symbol PCA and on the New York Stock Exchange (NYSE) under the symbol PCZ.

For more information, please contact:
INVESTOR AND ANALYST INQUIRIES	MEDIA AND GENERAL INQUIRIES

Gordon Ritchie	Michelle Harries
Investor Relations	Corporate Communications
403-296-7691	403-296-3648
www.petro-canada.ca

LEGAL NOTICE - FORWARD-LOOKING INFORMATION

This release contains forward-looking information. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “forecast,” “believe,” “target,” “intend,” “expect,” “estimate,” “budget” or other similar wording suggesting future outcomes or statements regarding an outlook. Forward-looking information includes, but is not limited to, references to business strategies and goals, outlook (including operational updates and strategic milestones), future capital, exploration and other expenditures, future resource purchases and sales, construction and repair activities, refinery turnarounds, anticipated refining margins, future oil and gas production levels and the sources of growth thereof, project development and expansion schedules and results, future regulatory approvals, future results of exploration activities and dates by which certain areas may be developed or may come on-stream, retail throughputs, pre-production and operating costs, reserves and resources estimates, royalties and taxes payable, production life-of-field estimates, natural gas export capacity, future financing and capital activities, contingent liabilities (including potential exposure to losses related to retail licensee agreements), and environmental matters. By its very nature, such forward-looking information requires Petro-Canada to make assumptions that may not materialize or that may not be accurate.

This forward-looking information is subject to known and unknown risks and uncertainties, and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as reserves; general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuations in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including changes in taxes, royalty rates and resource utilization strategies; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Petro-Canada. More specifically, production may be affected by such factors as exploration success, startup timing and success, ramp up progress, facility reliability, planned and unplanned gas plant shutdowns, success of restarts following turnarounds, reservoir performance and natural decline rates, success of non-conventional resource plays, water handling and production from coal bed methane (CBM) wells, and drilling progress and results. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States (U.S.) Securities and Exchange Commission (SEC).

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this release is made as of the date of this release and, except as required by applicable law, Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this release is expressly qualified by this cautionary statement.

Petro-Canada’s staff of qualified reserves evaluators generates the reserves estimates used by the Company. Petro-Canada’s reserves staff and management are not considered independent of the Company for purposes of the Canadian provincial securities commissions. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements to permit it to make disclosure in accordance with SEC standards in order to provide comparability with U.S. and other international issuers. Therefore, Petro-Canada’s reserves data and other oil and gas formal disclosure is made in accordance with U.S. disclosure requirements and practices and may differ from Canadian domestic standards and practices. Where the term barrel of oil equivalent (boe) is used in this release, it may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The use of terms such as “probable,” “possible,” “recoverable,” or “potential” reserves and resources in this release does not meet the guidelines of the SEC for inclusion in documents filed with the SEC.

OUTLOOK - CAPITAL EXPENDITURES

Long-Term Investment Profile

Petro-Canada’s capital program anticipates at least one major project per year over the next several years, adding significantly to earnings and cash flow.

Over the past several years, Petro-Canada has been building a suite of investment opportunities to add significantly to earnings and cash flow going forward. It is anticipated that at least one major project will come on-stream for each of the next several years. Most of these are long-life projects with stable production for 10 years or more. The Buzzard project is expected to come on-stream around the end of 2006. The Edmonton refinery conversion project that enables the refinery to run 100% oil sands based feedstock has been sanctioned and is under construction. The remainder of the projects are expected to be sanctioned once sufficient front-end engineering work has been completed. Capital expenditures are expected to increase to between $4 billion and $5 billion for the next several years, reflecting spending on these major projects. Given the Company's view of the business environment, it is anticipated that funding of the capital expenditure programs will be from cash flow and by using balance sheet strength. It is expected that debt levels and ratios will remain well within target ranges.

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Major Project	Capital Cost Estimate	Target On-Stream Date
	(millions of Canadian dollars)
Buzzard	1,900	2006/2007
Edmonton Refinery Conversion	1,600 - 2,000	2008
Montreal Refinery Coker	750 - 1,000	2009
Syria Gas Development	550 - 800	2010
MacKay River Expansion	800 - 1,200	2010
Fort Hills - Phase I	To be determined - mid-2007	2011

Capital Expenditures by Priorities

In 2007, spending on new growth projects will increase. More than 60% of planned capital expenditures support delivering profitable new growth and funding exploration and new ventures. This estimate is up from nearly 53% in these categories in 2006. The remaining 40% of the 2007 planned capital expenditures are directed toward reserves replacement in core areas, enhancing existing assets, improving base business profitability and regulatory compliance. The regulatory compliance portion of the program was greater in 2006, primarily due to investments to produce cleaner burning fuels at Downstream refineries.

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Capital Investment Priorities (millions of Canadian dollars)	2006 Outlook As at July 27, 2006 (1)	2007 Outlook As at Dec. 14, 2006	2007 Highlights
Regulatory compliance	$310	$100	Regulatory projects at Downstream facilities
Enhance existing assets	170	240	Improving reliability at Downstream, Oil Sands and North American Natural Gas facilities
Improve base business profitability	265	160	Developing the retail/wholesale marketing networks and improving refinery yield
Reserves replacement in core areas (1)	925	1,025	Investing for immediate impact across the four upstream businesses
New growth projects	1,480	2,020
Investing in medium-term growth projects, such as converting the Edmonton refinery to run Oil Sands feedstocks, preliminary engineering and design at Fort Hills, developing the Ash Shaer project in Syria, and adding production from the Saxon development in the U.K. sector of the North Sea

Exploration and new ventures for long-term growth	375	515	Investing in exploration activity in International, Western Canada and the U.S. Rockies, Alaska and the Mackenzie Delta/Corridor, and evaluating oil sands leases and new in situ technology
Total continuing operations	$3,525	$4,060
(1) On January 31, 2006, Petro-Canada closed the sale of its mature Syrian producing assets. These assets have been excluded from the capital expenditures for reserves replacement in core areas.

Capital Expenditures by Business

Spending reflects quality investment opportunities in the Upstream and Downstream. Of note in 2007, Petro-Canada plans to direct additional funds to the Downstream for the Edmonton refinery conversion project, which is expected to come on-stream in 2008, and to Oil Sands for preliminary engineering and design for the Fort Hills project.

Capital Investment by Business Unit	2006 Outlook	2007 Outlook
(millions of Canadian dollars)	As at July 27, 2006 (1)	As at December 14, 2006
Upstream
North American Natural Gas	$830	$790
East Coast Oil	285	210
Oil Sands	435	770
International (1)	785	865
Subtotal	2,335	2,635
Downstream
Refining and Supply	955	1,215
Sales and Marketing	150	150
Lubricants	55	25
Subtotal	1,160	1,390
Shared Services	30	35
Total continuing operations	$3,525	$4,060
(1) On January 31, 2006, Petro-Canada closed the sale of its mature Syrian producing assets. These assets have been excluded from the International business unit capital expenditures.

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OUTLOOK - CONSOLIDATED PRODUCTION

Upstream production is expected to increase in 2007 with additional volumes from Buzzard, Terra Nova, the Syncrude expansion, De Ruyter and L5b-C. Offsetting these increases are lower production from North American Natural Gas and natural declines in the North Sea. Production is expected to average in the range of 390,000 boe/d to 420,000 boe/d in 2007, up from 2006.

Factors that may impact production during 2007 include reservoir performance, drilling results, facility reliability particularly at Terra Nova, ramp up of production at Buzzard, De Ruyter and L5b-C, regulatory approval of increased facility throughput at White Rose, and the successful execution of planned turnarounds.

	2006 Outlook (+/-)	2007 Outlook (+/-)
(thousands of boe/d)	As at July 27, 2006 (1)	As at December 14, 2006
North American Natural Gas
Natural gas	104	97
Liquids	14	13
East Coast Oil	77	87
Oil Sands
Syncrude	31	34
MacKay River	22	24
International
North Africa/Near East (1)	50	49
Northwest Europe	42	85
Northern Latin America	10	11
Total continuing operations	345 - 360	390 - 420
(1) On January 31, 2006, Petro-Canada closed the sale of its mature Syrian producing assets. Production from these assets is excluded from the North Africa/Near East region of the International business unit.

North American Natural Gas

Flat capital spending in an environment of rising costs is expected to result in production declines of around 7%. The business continues to shift to unconventional gas, with a greater focus in the U.S. Rockies.

The capital program for North American Natural Gas will be approximately $790 million in 2007, similar to forecast 2006 spending levels. Approximately $400 million is planned for the replacement of reserves in core areas of Western Canada, down 5% from the estimate for 2006 of $420 million, reflecting a shift to increased exploration. Investment in unconventional growth opportunities in the U.S. Rockies is estimated to be $115 million. Exploration and new venture investments of approximately $230 million are expected to be spent to develop longer term supply opportunities in Western Canada, the U.S. Rockies, and the frontier areas of Alaska and the Mackenzie Delta/Corridor. The Company plans to test some of its Frontier exploration prospects by participating in up to three exploration wells in Alaska in 2007. Other expenditures, including maintenance of existing assets, total approximately $45 million.

North American Natural Gas production is expected to decline around 7% to 110,000 boe/d, compared with estimated production of 118,000 boe/d in 2006. Declines in conventional production in Western Canada are forecast to be partially offset by additional U.S. Rockies' volumes. U.S. Rockies’ production is expected to double to 100 million cubic feet/day (MMcfe/d) of natural gas equivalent at the end of 2007. In 2007, unconventional gas is expected to be 25% of production.

East Coast Oil

Higher production planned for 2007 reflects the return of Terra Nova. Ongoing East Coast production levels reflect uncertainty on the timing and outcome of development plan reviews by the provincial government.

The capital program in 2007 for East Coast Oil will be about $210 million. Capital spending in 2007 is forecast to be spent primarily on drilling to replace reserves at Hibernia, Terra Nova and White Rose, and for delineation of Terra Nova’s Far East Block.

East Coast Oil production is expected to be 87,000 boe/d in 2007, compared with an estimate of 77,000 boe/d in 2006. The 2007 production estimate reflects the higher volumes forecast at White Rose due to the addition of the anticipated sixth production well and the expected receipt of regulatory approval to produce at higher rates, together with the return of Terra Nova. These gains are partially offset by natural declines at Hibernia. There is no major turnaround planned

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for Terra Nova in 2007. White Rose and Hibernia have planned maintenance turnarounds of 16 and 21 days, respectively, in 2007.

Oil Sands

Increased capital spending in 2007 reflects early engineering work for growth projects at Fort Hills and MacKay River.

A capital program of about $770 million is planned for Oil Sands in 2007. Capital for new growth opportunities of approximately $550 million includes funding the preliminary engineering and design for the Fort Hills project (forecast to be $315 million) and the front-end engineering and design for the MacKay River expansion (forecast to be $235 million). Spending to enhance existing operations and comply with regulations at Syncrude is budgeted to be $75 million. Enhancing existing operations and improving base business profitability at MacKay River is expected to be approximately $55 million. Investment of $60 million is planned for the replacement of reserves through ongoing pad development at MacKay River. Approximately $30 million of exploration and new venture capital is forecast to further evaluate the leases and new technology at MacKay River.

In 2007, production from Oil Sands is planned to be 58,000 boe/d, compared with estimated production of 53,000 boe/d in 2006. Higher expected production in 2007 is due to a full year of production from the Syncrude Stage III expansion and increases at MacKay River. Syncrude’s 2007 forecast volumes include a six-week LC Finer shutdown commencing in April and a seven-week coker turnaround starting in September. No major turnaround activity for MacKay River is planned in 2007. A fourth well pad at MacKay River is expected to come on-stream at the end of 2007, adding to production in 2008.

International

International is delivering near-term growth in Northwest Europe, and building a portfolio of longer term growth opportunities through exploration and business development.

In 2007, a capital budget of approximately $865 million is planned for International. Investment to replace reserves in core areas is expected to be approximately $340 million. About $275 million will be invested in new growth projects, with a focus on front-end engineering and preliminary drilling at Ash Shaer in Syria, and to bringing on the Saxon project in the North Sea (startup late 2007). It is expected that approximately $250 million will be allocated to exploration.

Production from the International business is expected to be 145,000 boe/d in 2007, compared with estimated production of 102,000 boe/d in 2006. The anticipated 42% increase in production in 2007 reflects contributions from new development projects, such as De Ruyter, Buzzard, L5b-C and Saxon. These projects are expected to more than offset the 15% to 20% natural declines in Northwest Europe.

Exploration Summary

(millions of Canadian dollars)	2007 Exploration and New Ventures	2007 General & Administrative, Geological & Geophysical (including seismic) Exploration Expenses	Total (1)
Western Canada, U.S. Rockies and Oil Sands	$220	$60	$280
International, East Coast Oil, Alaska and Mackenzie Delta/Corridor	295	120	415
Total	$515	$180	$695
(1) The total exploration budget is comprised of capital investments for exploration and new ventures plus general and administrative, and geological and geophysical (including seismic) exploration expenses.

Petro-Canada’s 2007 exploration program is significant and reflects the Company’s success in building a sizable, balanced portfolio of prospects.

The budget of $695 million for exploration in 2007 includes traditional exploration spending of $280 million for Western Canada, the U.S. Rockies and Oil Sands. In North American Natural Gas where exploration opportunities are becoming more limited, spending has shifted from exploration around existing core areas to higher risk exploration in new prospective areas in Western Canada and the U.S. Rockies.

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The balance of Petro-Canada’s exploration budget of $415 million includes exploration spending for International, East Coast Oil, Alaska and the Mackenzie Delta/Corridor, which is managed on a global basis. Spending of about $395 million covers an expected program of up to 20 wells focused in the North Sea, Trinidad and Tobago, Algeria, Syria, and Alaska. In addition, a planned seismic program will be focused on Libya and offshore Newfoundland and Labrador. East Coast Oil spending of $20 million will be directed toward bringing add-on prospects up to drill-ready status in the Jeanne D’Arc Basin.

Downstream

Capital investment is focused on growth and improving base business profitability. Refinery conversion projects are expected to add net earnings and cash flow starting in 2008.

A capital program of about $1,390 million for the Downstream is planned in 2007. The majority of capital spending is forecast for new growth project funding of $1,075 million. This capital will be directed toward advancing the Edmonton refinery conversion project and completing the front-end engineering and design on the 25,000 barrel per day (b/d) Montreal coker in preparation for the third quarter 2007 investment decision. Approximately $125 million is forecast to be directed to the enhancement of existing operations. This includes reliability and safety improvements at Downstream facilities, as well as site enhancement within the wholesale and retail networks. A further $120 million is planned to be invested to improve the profitability of the Downstream’s base business. This includes a number of high-return refining projects and continuing to develop the retail and wholesale network. Approximately $70 million is expected to be invested in regulatory compliance, down considerably from the estimated $290 million invested in 2006. The majority of the 2006 regulatory compliance capital was required to produce cleaner burning diesel fuel.

Conference Call Details

Petro-Canada will hold a conference call to discuss the 2007 outlook with investors on Thursday, December 14, 2006 at 4:30 p.m. eastern time (EST). To participate, please call 1-866-898-9626 or 416-340-2216 at 4:25 p.m. Media are invited to listen to the call by dialing 1-866-540-8136 or 416-340-8010 and are invited to ask questions at the end of the call. Those who are unable to listen to the call live may listen to a recording of it approximately one hour after its completion by calling 1-800-408-3053 or 416-695-5800 (passcode number 3203311). A live webcast of the conference call will be available on Petro-Canada's website at http://www.petro-canada.ca/eng/investor/9255.htm on December 14 at 4:30 p.m. EST. Approximately one hour after the call, a recording will be available on Petro-Canada’s website.